exel

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

02060675

3 December 2002

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

DEC 13 2002

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel to acquire Power Logistics Operations – 3/9/02
   - Company Statement – 10/9/02
   - Directorate – 26/9/02
   - Exel's Cory Environmental Acquires More Landfill Capacity – 27/9/02
   - Exel Acquires Leading South African Logistics Company – 6/11/02
   - Exel Hosts Investor Conference – 22/11/02

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Enc

dlw 12/20

Press Information

EXEL TO ACQUIRE POWER LOGISTICS OPERATIONS

Acquisition of Power Logistics and Power UK will strengthen Exel's consumer and retail sector presence and capabilities

(London, UK, 3 September 2002) - Exel, the global leader in supply chain management, announced today it is acquiring several major operations of Power Packaging Inc., a privately held provider of logistics and packaging services. The acquisition is subject to regulatory approval.

Exel will be acquiring the Power logistics operations in the US and UK which provide supply chain management and packaging services to manufacturers and retailers of consumer products. In addition Exel has entered into an agreement to purchase the contract manufacturing activities of Power Packaging pending the achievement of certain financial objectives during the next two years. Initially Exel will be acquiring assets of £4.6m (as at the 31 December 2001). It is expected that each element of the transaction will be earnings enhancing.

The acquisition enhances Exel's end-to-end logistics capabilities and provides a stronger and deeper footprint within the consumer and retail markets in both the US and Europe.

"Exel's strengthened capabilities will help customers focus on developing and managing their brands while relying on us to offer an end-to-end business solution for new product introductions or ongoing distribution operations," said Bruce Edwards, Chief Executive Officer of Exel's consumer, retail and healthcare operations in the Americas. "Bundling logistics and packaging could help some companies reduce transportation spending by 20 to 40 percent, decrease administrative costs by 60 percent, and cut packaging project order lead times by 75 percent."

John Allan, Chief Executive of Exel plc, said, "Exel's supply chain expertise and global scope combined with Power's expertise in designing and implementing complex distribution centre solutions create a unique logistics business. Exel will be in a stronger position to deliver benefits to its customers through providing solutions that can help them rationalise their supply chains, eliminate costs and improve service levels, creating real value in the supply chain."

- ends -

For more information, please contact:

John Allan — +44 1344 744363
Chief Executive
Exel plc

Martin Leeburn / Brian Hudspith / Amy Holmes — +44 20 7379 5151
The Maitland Consultancy

Notes to Editors - About Exel plc

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

About The Power Group

Headquartered in St. Charles, Ill., The Power Group is an outsource provider of manufacturing and logistics services with 34 facilities in four countries. The company specializes in operating dedicated and multi-use food manufacturing, packaging and logistics facilities and has been providing its outsourcing and integrated supply chain solutions for Fortune 100 customers for more than 30 years. More information about The Power Group can be found at www.powergroup.com.

12:36 10 Sep RNS-REG-Exel PLC <EXL.L> Trading Statement

RNS Number:9301A
Exel PLC
10 September 2002

Company Statement

(London, 10 September 2002) Speaking at the UBS Warburg Transport Conference in London today, John Allan, Chief Executive of Exel plc, the world leading supply chain solutions group, will confirm that the Group is trading in line with market expectations.

In his presentation John Allan will say "We announced solid first half results in July with earnings ahead 16%. The trading statement made with the interim results remains unchanged, that is, notwithstanding the current financial impact of the weaker dollar, the Group remains confident that, barring any deterioration in global trading conditions, Exel should achieve market expectations for 2002."

--ends--

For further information contact:

John Dawson +44 7733 301986

Director of Corporate Affairs

Exel plc

END

TSTEKLFBLKBZBBZ

Directorate

(London, 26 September 2002) Exel plc announced today that Sir William Wells has been appointed as the Group's senior independent non-executive director with effect from 1 October 2002. Sir William will continue to chair the Remuneration Committee in addition to joining the Nominations Committee, again with effect from 1 October 2002.

Sir William has been a non-executive director of Exel plc since the merger in May 2000 and previously as a non-executive director of NFC plc since February 1996. His external commitments include being President of Chesterton International plc, a non-executive director of the Norwich & Peterborough Building Society and A.M.P. (UK) Holdings and Chairman of the NHS Appointments Commission.

Nigel Rich, who becomes Exel's non-executive Chairman on 1 October 2002 commented: "I am delighted that Sir William has agreed to accept this expanded and important role within Exel. He brings extensive commercial and corporate governance experience to the Group."

--ends--

For further information contact:

John Dawson +44 1344 744409
Director of Corporate Affairs
Exel plc

06:00 27 Sep RNS-REG-Exel PLC <EXL.L> Acquisition

RNS Number:7279B
Exel PLC
27 September 2002

Exel's Cory Environmental Acquires More Landfill Capacity

(London, 27 September 2002) In a further increase of its consented landfill bank, Cory Environmental Limited, the waste management subsidiary of Exel plc, has acquired the former Lyme and Wood Pits colliery in St Helens, Merseyside from H J Banks & Company Limited for £2 million.

The 106 hectare site has planning permission for the importation of waste materials and an IPPC Permit to operate from the Environment Agency. The site, which will accept waste from the second quarter of 2003, will generate turnover of approximately £50 million over 6 years.

This acquisition follows a string of recent successes which include the award of the 30 year £700 million integrated waste management contract by the Western Riverside Waste Authority in London; a two year £20 million contract with Gloucestershire County Council; planning permission for a new landfill in Kent; and, new consents at several existing sites including Mucking, Bellhouse and Lord St Helens, which provide 8 million cubic metres of additional capacity.

David Riddle, Chief Executive of Cory Environmental Limited, commented: "The acquisition continues Exel's policy of developing Cory's core environmental waste management capabilities and strengthens Cory's position as a leading provider of environmental waste management solutions in the Northwest."

For more information, please contact:

Jo' Dawson Director of Corporate Affairs

Mobile number: 07733 301986

Notes to Editors - Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Exel recognises its responsibility to minimise any adverse impact of its activities on the environment in which it operates and ensures that its businesses adopt an environmental policy appropriate to their particular activity. Cory Environmental is actively committed to environmental improvement; an Environmental Management System has been established across Cory's business with the first site achieving ISO 14001 recognition in 2001 and more sites subsequently achieving certification.

END

ACQEAXNKAAFAEFE

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Friday, 27 September 2002 06:00:45
RNS [nRNSa7279B]

exel

press information

EXEL ACQUIRES LEADING SOUTH AFRICAN LOGISTICS COMPANY

(London, 6 November 2002) - Exel, the world leader in supply chain management, announced today that it is acquiring Eagle Freight Pty, one of the largest privately owned freight companies in South Africa. With a leading position in seafreight, as well as a strong airfreight business, Eagle Freight complements Exel's existing capabilities in the region. It is expected that the acquisition will be earnings enhancing, before goodwill amortisation, in 2003. Consideration will be settled from existing cash resources and net assets related to the transaction are expected to be nearly £4m. Conclusion of the deal will be subject to obtaining approval from the South African Competition Commission.

During recent years Exel has delivered strong growth in its core airfreight and seafreight activities, becoming one of the leading global freight management businesses with a network offering a wide range of services to address every customers individual needs. The acquisition of Eagle Freight provides the opportunity to integrate an established local operation and accelerate its growth within the wider organisation.

Exel has developed a strong business in South Africa based around its global airfreight operations and a fast growing range of logistics activities for customers, including Kodak and Gillette. Eagle Freight has an excellent customer base covering FMCG, automotive, textile and petrochemical markets which has enabled the business to produce very resilient performance in recent years. The acquisition of Eagle Freight provides access to an established seafreight business with activities in Cape Town, Durban and Port Elizabeth, as well as its head office and

/more

principal warehouse operations in Johannesburg. In addition Eagle Freight will boost Exel's capabilities in customs clearance, domestic airfreight and roadfreight.

It is expected that the combined capabilities of Eagle Freight and Exel in the region should provide a catalyst for accelerated growth as the business leverages its enhanced local capabilities with existing global customers. Merging the local activities will provide many synergies, principally focused on accelerating revenue growth. Management from both South African operating companies are expected to play leading roles in the future development of the business.

Eagle Freight brings the total invested in 2002 on acquisitions to over £90m, all of which have strengthened Exel's market position, provided access to new customers and enhanced the range of capabilities and solutions offered by the Group.

Commenting on the acquisition, John Allan, Exel's Chief Executive, said: "Eagle provides Exel with an excellent catalyst for growth in southern Africa and significantly enhances the base from which we can continue to build our operations in the southern hemisphere. We are looking forward to bringing these two businesses together and sharing in the exciting growth prospects they offer."

- ends -

For further information contact:

For Exel:

John Allan, Chief Executive +44 1344 744409
John Dawson, Corporate Affairs +44 7733 301986

The Maitland Consultancy:

Martin Leeburn / Amy Holmes +44 20 7379 5151

EXEL HOSTS INVESTOR CONFERENCE
CONFIRMS GOOD THIRD QUARTER AND FULL YEAR
IN LINE WITH MARKET EXPECTATIONS

(London, UK, 22 November 2002) At an investor conference in London today, Exel plc, the world leader in supply chain solutions, confirmed that trading through the third quarter had been good, meeting internal forecasts and in line with consensus market expectations. In his opening remarks to the meeting John Allan, Chief Executive of Exel plc, reiterated that Exel remained confident that the Group should meet full year expectations.

John Allan commented "The first nine months of 2002 have confirmed the resilience of Exel's business model. We have been able to focus on delivering high levels of customer service that has translated into good new business wins and a strong rate of contract renewals. Cash generation has also been good. We remain confident that the Group will meet market expectations for the full year."

During the first three quarters Exel has secured new contract wins totalling over £500m of annualised revenues. This included the significant outsourcing initiative by Interbrew, announced in April. "Final negotiations have just been completed and work on the new contract will commence imminently and will generate revenues of £500m over eight years for Exel's Tradeteam business" said John Allan. "Excluding this significant gain the rate of new contract wins has been in line with that achieved in the first half which is a very positive result given underlying economic conditions. Trading conditions for many of our customers remain difficult and there are few signs of recovery in the near term."

Exel continues to focus on securing a high level of contract logistics renewals without compromising its financial hurdles. Through increasing the value added to operations and building more effective performance drivers into many of the new agreements, Exel has been able to maintain the overall financial returns of renewed contracts. Airfreight volumes remain strong particularly in Asia Pacific although, as expected at this stage of the cycle, airfreight margins have been under some pressure as local capacity constraints emerge.

The focus of the investor conference is to provide an update on the progress of Exel two years after the merger of Ocean Group and NFC plc, demonstrating the steps taken to enhance services, build on its global footprint and increase its competitive advantage.

"During the last 12 months we have successfully begun to roll out a programme of value creation for our customers that has already secured new business and strengthened relationships with many major companies" added John Allan. "The integrated capabilities that Exel offers and delivers to customers are unique and are part of a sustainable competitive advantage. Through selective acquisitions we have been able to extend Exel's geographic coverage and enhance its range of products and services. These actions, taken together with the commitment of our experienced people, give us confidence that we can sustain good growth in the medium term."

-ends-

For further information contact:

John Dawson +44 7733 301986
Director of Corporate Affairs
Exel plc

Martin Leeburn / Brian Hudspith +44 20 7379 5151
The Maitland Consultancy

Notes to Editors – Exel

Exel is the global leader in supply chain management, providing customer focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of over £4.5 billion (US$6.5 billion) and employs more than 60,000 people in 1,300 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.